FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN REDACTED AND ARE THE SUBJECT OF A CONFIDENTIAL TREATMENT REQUEST PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 83. REDACTED PORTIONS ARE MARKED WITH [*****] AND HAVE BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.
June 6, 2012
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:     Terry French, Accounting Branch Chief
Larry Spirgel, Assistant Director
Leigh Ann Schultz, Division of Corporation Finance

Re:	Sprint Nextel Corporation
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 27, 2012
File No. 001-04721
Ladies and Gentlemen:
Sprint Nextel Corporation, a Kansas corporation (“Sprint,” the “Company,” “we” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated May 22, 2012, with respect to the Company's financial statements and related disclosures in our Annual Report on Form 10‑K for the fiscal year ended December 31, 2011, filed February 27, 2012.
Below are the Company's responses. For the convenience of the Staff, we have repeated each of the Staff's comments before its corresponding response. For purposes of consistency and simplicity, throughout this comment letter response certain definitions used in our comment letter response dated April 19, 2012 (the “Prior Response”) have been modified to conform to the terminology used by the Staff in the comment letter dated May 22, 2012. For the avoidance of confusion, the phrase “point-of-sale commission” shall mean “qualified commissions for reimbursement of point-of-sale offers on devices” and “service contract commissions” shall mean “qualified commissions for service contracts,” each as the terms were used in our Prior Response.

Securities and Exchange Commission
June 6, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

Please be advised that we are requesting confidential treatment of portions of our response (the “Confidential Portions”), included in connection with the Freedom of Information Act, and have submitted a separate letter in connection with that request pursuant to Rule 83 of the Commission's Rules on Information and Requests, 17 C.F.R. §200.83 (the “Rule”). In accordance with the Rule, the Confidential Portions are being submitted to you separately.

Form 10-K for the fiscal year ended December 31, 2011

Note 2. Summary of Significant Accounting Policies and Other Information, page F-8
Revenue Recognition, page F-11

1.	We refer to your response to comment six from our letter dated April 5, 2012 and have the following additional questions:

•
Please provide a copy of an agreement between you and one of your primary indirect dealers which includes provisions for equipment purchases, point-of-sale commissions and service contract commissions. Please summarize the key terms.

Response:
[*****]

•
Tell us your payment arrangements with indirect dealers. Specifically, tell us the arrangements in which indirect dealers are required to pay Sprint for their equipment purchases. Also, tell us the arrangements in which Sprint remits point-of-sale and service contract commissions to the indirect dealers. Refer to SAB Topic 13.

Response:
We execute contracts that outline the specific terms and conditions of our arrangements with our indirect dealers. Under our standard terms and conditions, Sprint invoices the indirect dealer upon shipment of the device. The due date for such invoices is dependent upon the credit qualification of our indirect dealers and could vary from payment in advance of delivery to 60 days after the date of invoice. Payment by the indirect dealer is not contingent upon its ability (or lack thereof) to resell the device. Sprint generally does not offer discounts for early payments of invoices. Indirect dealers are not granted long-term financing or guarantees by us to purchase devices.
Upon either (i) the sale of a qualified device bundled with a qualified service contract to an end use customer by an indirect dealer, or (ii) the sale of a qualified service contract to an end use customer by an indirect dealer, Sprint is contractually obligated to remit to the indirect dealer any applicable commissions. Transactions are generally aggregated, reported and analyzed by Sprint and the indirect dealer on a monthly basis. The due date for payment by Sprint varies by contract, but generally payments

Securities and Exchange Commission
June 6, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

are required to be made by the last day of the month following a calendar month of sales activity. For example, Sprint would pay an indirect dealer for commissionable activity occurring throughout the month of May by June 30.

Please refer to our response to the Staff's comment in the second bullet point below (beginning “We refer to the portion of your response…”) for our considerations of payments made to and received from indirect dealers in the context of SAB Topic 13.

•
Tell us the impact of returns and early contract terminations on point-of-sale and service contract commissions on indirect dealers. In that regard, tell us whether the indirect dealer is obligated to return a portion of the commission and how the returned commission is determined.

Response:
Sprint maintains an end use customer return policy of 14 days from the date of purchase (the “Return Window”) under existing terms and conditions with end use customers. During the Return Window, end use customers can return devices and/or deactivate service and Sprint will refund the device purchase price (as long as the device is complete and undamaged) and waive the early termination fee (“ETF”) (as long as the device is returned). We also extend a device return policy to our indirect dealer network that ranges from 14 to 30 days from the date of purchase for devices returned by end use customers. In determining the appropriate accounting for device returns within the Return Window, we evaluate the criteria of FASB ASC 605-15-25-1 through 25-4. Indirect dealers are not granted general rights of return for devices purchased from us. Their return rights are generally limited to defective or damaged devices and to devices returned by end use customers within the Return Window. We accrue for an estimate of customer returns in accordance with FASB ASC 450-20, based on historical returns experience for devices sold to end use customers and indirect dealers. The total amount of devices returned to us during 2011 was less than 2% of net operating revenues.
If an end use customer's service is deactivated within the chargeback period described below, Sprint has the contractual ability to chargeback the indirect dealer for the full amount of eligible commissions previously paid. Deactivations occur as a result of a customer's cancellation of a service contract (i.e. voluntary churn) or our cessation of network service due to the customer's non-compliance with payment terms or fraud (i.e. involuntary churn). The chargeback period and payments made by Sprint that are eligible for chargeback are contractually negotiated and agreed upon with the indirect dealer. The “chargeback period” is the contractually eligible period during which deactivations from service give rise to Sprint having the ability to chargeback eligible amounts previously paid as commissions to the indirect dealer. The chargeback period varies by contract, but generally extends up to 180 days after end use customer service activation. Payments made by Sprint that are eligible for chargeback generally include point-of-sale and service contract commissions.

Securities and Exchange Commission
June 6, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

•
We refer to the portion of your response on page 6 of your April 19, 2012 response indicating that you recognize equipment revenue when title and risk of loss passes from Sprint to the indirect dealer, assuming all other revenue recognition criteria of FASB ASC 605-10-S99 have been met. Tell us how you considered whether the equipment price is fixed and determinable. Also tell us how you consider whether your arrangements include price protection. In that regard, we see page 7 of your April 19, 2012 response indicates that the point-of-sale commission is calculated “based on the difference between the indirect dealer's initial purchase price and Sprint's currently advertised selling price”.

Response:
The agreements with our indirect dealers include terms governing ordering, pricing, delivery, payment and returns. We consider whether the price we charge indirect dealers for devices is fixed or determinable by following the guidance in FASB ASC 605-10-S99 (formerly SAB Topic 13).
The price of devices is established at the date the applicable device is shipped to the indirect dealers by reference to Sprint's price list, which is updated from time to time and is based on our SRP. The purchase price of the device is payable to Sprint regardless of the actual selling price at which the device is sold to the end use customer, or whether it is sold at all by the indirect dealer. As described above, under our standard terms and conditions, Sprint invoices the indirect dealer upon shipment of the device. The due date for such invoices is dependent upon the credit qualification of our indirect dealers and could vary from payment in advance of delivery to 60 days after the date of invoice. Payment by the indirect dealer is not contingent upon its ability (or lack thereof) to resell the device. Payment terms are subject to negotiations, however, Sprint generally does not offer discounts for early payments of invoices. Indirect dealers are not granted long-term financing or guarantees by us to purchase devices.
Our indirect dealers do not have long-term, unilateral rights to return devices to us. Except for limited circumstances as discussed above, the right to return devices is typically not included in our arrangements with indirect dealers. We have sufficient history to enable us to reliably estimate the amount of future returns for device sales to indirect dealers. We record equipment revenues net of expected returns in accordance with FASB ASC 605-15.
Our agreements with our indirect dealers generally include price protection. The price protection program is limited to instances in which Sprint, in its sole discretion, decreases the SRP for all customers. The indirect dealer would be entitled to a credit based upon the difference between the initial purchase price and the revised SRP for all inventory on hand that was purchased within the last 30 days. We are able to estimate at the time of sale to indirect dealers an amount of price protection to be given; however, the amounts are immaterial thus we record the liability for decreases

Securities and Exchange Commission
June 6, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

in the device SRP as it is incurred. For the three years ended December 31, 2011, 2010 and 2009, total price protection provided to customers amounted to $18 million, $34 million and $5 million, respectively.
Our Prior Response, which stated “qualified commission for reimbursement of point-of-sale offers on devices are calculated based on the difference between the indirect dealer's initial purchase price and Sprint's currently advertised selling price, which is consistent with the price charged for a device bundled with a qualified service contract in our direct sales channel,” was based on an assumption that there were no changes in SRP. However, as noted above, to the extent Sprint reduces the SRP subsequent to the reseller's initial purchase, price protection would be available to the indirect dealer for the difference between the initial and revised SRP for inventory on hand with the indirect dealer.
As discussed in our Prior Response and as discussed above, point-of-sale commissions are earned by the indirect dealers upon the sale of a service contract bundled with a device to an end use customer. In addition, the indirect dealer earns an incentive payment from us as a result of its actions (selling efforts), a service contract commission, which is in contrast to a fundamental concept of price protection - that purchasers are protected from future market changes in the price of a good or goods which they have purchased. As also discussed in our Prior Response, we record these incentives at such time as the indirect dealer completes all actions required to earn them (i.e., when the liability has been incurred).
As a result of the above, which encompasses the primary factors in our consideration, the prices at which we sell devices to our indirect dealers are fixed and determinable prior to revenue recognition because the fees (the sales price paid by the indirect dealers) are earned, realizable, and not subject to change.

•
We refer to your disclosure on page F-11 indicating you recognize equipment revenue when title passes to the dealer or end-user subscriber. Tell us the circumstances that would cause you to recognize equipment revenue when title passes to the end-user subscriber.

Response:
The sale of our wireless services occurs primarily through two channels: direct sales channel (i.e., retail stores owned by Sprint) and indirect sales channel (i.e., third party distributors). For sales made through the direct sales channel, the Company sells devices and service contracts directly to end use customers or subscribers. In these circumstances, we recognize revenue when title passes to the end use customer. We only recognize device revenue when title passes to the end use customer in circumstances where the device transaction is directly between Sprint and the end use customer.

Securities and Exchange Commission
June 6, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

•	Tell us how you consider whether the indirect dealer is an agent and how you applied the criteria in FASB ASC 605-45.
Response:
For transactions in the indirect channels, we sell the device to an indirect dealer and recognize revenue on that transaction. Subsequently, the indirect dealer sells the device to an end use customer. In determining whether the indirect dealer represents a principal or an agent in the device transaction with the end use customer, we evaluated the criteria in FASB ASC 605-45. These criteria are not intended to be a checklist, but indicators which should be considered when evaluating whether a party is a principal or agent in an arrangement. We have outlined the indicators of principal and agent below, followed by our analysis of how the indicator applies to our indirect dealers' sale of devices to end use customers.
Indicators of Gross Reporting:
The Entity Is the Primary Obligor in the Arrangement
The indirect dealers, and not Sprint, are responsible for fulfillment of device orders to end use customers. The sales agreement related to the device purchase is between the indirect dealer and the end use customer. To fulfill an end use customer's order, the indirect dealers maintain an inventory of devices, which they own, at their stores. The end use customer looks to the indirect dealer for fulfillment of their device purchase. These factors indicate that the indirect dealers are acting as the principal in the sale of a device to an end use customer.
The Entity Has General Inventory Risk - Before Customer Order Is Placed or Upon Customer Return
General inventory risk lies with the indirect dealers because they take title to the devices before orders are placed by an end use customer. Therefore, the indirect dealer, and not Sprint, assumes substantially all risks and rewards of ownership before the device is purchased by the end use customer. Except for the limited circumstances as discussed above, the right to return unsold devices is typically not included in our arrangements with indirect dealers. Accordingly, the risk of obsolescence and excess inventory is borne by the indirect dealers. Regardless of how many units the indirect dealer may resell to the end use customer, the indirect dealer is obligated to pay Sprint for the full amount of devices within the standard payment terms. Sprint does offer some price protection mechanisms to indirect dealers on a limited basis as discussed above. These amounts have historically been immaterial, and do not result in Sprint being contractually obligated to significantly mitigate the indirect dealer's general inventory risk. This indicator points to the indirect dealers acting as the principal.
The Entity Has Latitude in Establishing Price
Indirect dealers have latitude in pricing the devices sold to end use customers.

Securities and Exchange Commission
June 6, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

Sprint provides an SRP and an advertised selling price for a device, but the indirect dealers have the ability to establish their device pricing. In reality, there are limited circumstances where an indirect retailer would be incentivized to price a device above its subsidized cost, as this would impair the dealer's competitive position. However, indirect dealers do price devices below their subsidized cost in an effort to stimulate customer demand or move excess inventory. In these circumstances, we would not reimburse the indirect dealer for the incremental subsidy provided unilaterally by them to the end use customer. While indirect dealers can ultimately price their devices as they deem appropriate, they usually do not deviate significantly from Sprint's suggested retail price. We have concluded that these facts are an indicator of the indirect dealers acting as the principal.
The Entity Changes the Product or Performs Part of the Service
While our indirect dealers may perform activation and/or setup services related to the device sale to the end use customer, they generally do not change the product as discussed in ASC 605-45. This factor indicates that the indirect dealer is acting as an agent on Sprint's behalf.
The Entity Has Discretion in Supplier Selection
Supplier selection is substantively at Sprint's discretion, although the dealers do have the ability to choose what mix of Sprint-approved devices it will offer in its retail stores. This factor may indicate that the indirect dealer is acting as an agent on Sprint's behalf.
The Entity is Involved in the Determination of Product or Service Specifications
Our indirect dealers are not involved in determining the nature, type, characteristics, or specifications of the devices. Therefore, this factor indicates that the indirect dealer is acting as an agent on Sprint's behalf.
The Entity Has Physical Loss Inventory Risk-After Customer Order or During Shipping
Title and risk of loss on devices pass to our indirect dealers when devices are received by the dealers. The indirect dealer has physical inventory loss risk prior to sale of the device to an end use customer, and therefore this indicator points to the indirect dealers acting as the principal.
The Entity Has Credit Risk
The indirect dealer is responsible for collecting the sales price of the device from the end use customer. The indirect dealer is required to pay Sprint for all devices purchased from Sprint, regardless of whether the sales price is collected from the end use customer. This indicator points to the indirect dealers acting as the principal because the credit risk for the amount billed to the end use customer for the device resides with them.

Securities and Exchange Commission
June 6, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

Indicators of Net Reporting:
The Entity's Supplier Is the Primary Obligor in the Arrangement
As discussed above in the indicators of gross reporting, the indirect dealers, and not Sprint, are responsible for fulfillment of the end use customer's device order. This indicates that the indirect dealers are acting as the principal in the sale of a device to an end use customer.
The Amount the Entity Earns is Fixed
As discussed above in the indicators of gross reporting, the indirect dealers have latitude in pricing the devices sold to end use customers. While they frequently utilize Sprint's SRP, they are not obligated to do so. As a result, the indirect dealers have the ability to earn margins which are variable, indicating that the indirect dealers are acting as the principal.
The Supplier Has Credit Risk
As discussed above in the indicators of gross reporting, the credit risk for the amount billed to the end use customer for the device resides with the indirect dealers, indicating that the indirect dealers are acting as the principal.
We evaluated the above indicators, none of which are considered to be presumptive and determinative on an individual basis. Utilizing professional judgment and considering the preponderance of evidence, we have concluded that the indirect dealer is the principal in the device transaction with the end use customer. The most compelling indicators in reaching this conclusion were the indirect dealer's status as the primary obligor from the perspective of the end use customer, as well as the dealer's general inventory risk. These indicators illustrate that our indirect dealers incur risk and reward that is significant enough to justify that they are a principal in the sale of devices. This conclusion is consistent among the three major North American wireless service providers.

•
We refer to your disclosure on page 7 of your April 19, 2012 response which indicates “all commissions … offered by the Company are tied to the sale of a service contract…and not the sell-through of the device.” We also note on page 40 of your 2011 Form 10-K, that the point-of-sale commission is a reimbursement to the indirect dealer for discounts offered to the end-user subscriber. Since the point-of-sale commission does not appear to be predicated on the sale of the equipment, tell us your basis in US GAAP for recording point-of-sale commissions as contra revenue.

Response:
The determination of the amount of point-of-sale commission to an indirect dealer is inextricably linked, and therefore predicated on, the sale of a device in combination with a service contract to an end use consumer. It is the combination of the sale of a device in conjunction with the sale of a service contract that entitles the indirect dealer to the point-of-sale commission. Conversely, a sale of a service contract by

Securities and Exchange Commission
June 6, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

an indirect dealer to an end use customer without that contemporaneous sale of a device at a discounted price will not entitle an indirect dealer to a point-of-sale commission.
We applied the principles of FASB ASC 605-50 to determine the appropriate presentation within the income statement of point-of-sale commissions paid to indirect dealers. The scope of this guidance is not limited to single-exchange transactions for purposes of determining the presentation for incentive payments. Whereas, the timing of the recognition of incentive payments is limited to single-exchange transactions. FASB ASC 605-50-45-2 states that “cash consideration (including a sales incentive) given by a vendor to a customer is presumed to be a reduction of the selling prices of the vendor's products or services and, therefore, shall be characterized as a reduction of revenue when recognized in the vendor's income statement. That presumption is overcome and the consideration should be characterized as a cost incurred if, and to the extent the following conditions are met:

A.
The vendor receives, or will receive, an identifiable benefit (goods or services) in exchange for the consideration. In order to meet this condition, the identified benefit must be sufficiently separable from the recipient's purchase of the vendor's products such that the vendor could have entered into an exchange transaction with a party other than a purchaser of its products or services in order to receive that benefit.

B.	The vendor can reasonably estimate the fair value of the benefit identified.”
We view point-of-sale commissions as a form of buydown. A buydown is defined in FASB ASC 605-50-20 as “vendor reimbursements to a reseller or retailer up to a specific amount for shortfalls in the sales price received by the retailer for the vendor's products over a specified period of time.” FASB ASC 605-50-45-4 states that buydowns could never meet the separability condition noted in FASB ASC 605-50-45-2a, and, therefore, should be characterized as a reduction of revenue. Based on previous correspondence with us, the Staff has taken the position that presentation as contra revenue is appropriate when such commissions are intended to reimburse indirect dealers for point-of-sale discounts offered to end use customers.
In contrast, the identifiable benefit (i.e., a service contract) we receive in exchange for service contract commission payments does meet the separability condition because we could have entered into an exchange transaction with a party other than a purchaser of our devices in order to receive that benefit. Since the amount of the commission payment would be the same regardless of whether the dealer bundles the service with a device, we have sufficient evidence to assert the fair value of the selling effort. Accordingly, the cost related to payments for service contract commissions are presented as selling expenses.

Securities and Exchange Commission
June 6, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

Our accounting conclusions align the presentation of incentives in the indirect sales channel with similar transactions that we enter into with end use customers in the direct sales channel. This promotes the consistency of key financial reporting metrics that financial statement users look to when evaluating Sprint's operating performance and cash generating capabilities.

•	Tell us how the point-of-sale commission for non-Apple devices is different from commissions paid to reduce the price of Apple devices. Refer to FASB ASC 605-50-25-13 to 25-18.
Response:
For purposes of clarification, please note that point-of-sale commissions are applicable to both Apple and non-Apple devices for all resellers within Sprint's distribution chain when bundled with a Sprint service contract. We also pay point-of-sale commissions directly to Apple when an iPhone®, bundled with a Sprint service contract, is sold to an end use customer in an Apple retail store. For these transactions, Sprint never takes title to the iPhone because Apple sources the iPhone directly. This is currently the only situation for which we pay point-of-sales commissions directly to a manufacturer. Whether a reseller purchases the iPhone directly from Sprint or not, the amount of the point-of-sale commission payment is identical. Point-of-sale commissions are paid to all resellers so that they may be passed along to the end use customer in the form of a discount off the SRP for the applicable device.

Point-of-sale commissions that are paid directly to our dealers (i.e., resellers/indirect dealers) are within the scope of FASB ASC 605-50-25-1 (formerly EITF 01-9). However, commissions paid to third parties, such as when the iPhone is sold in an Apple retail store, are outside the scope of FASB ASC 605-50-25-1 because the third-parties are outside of the service provider's (Sprint's) distribution chain. In this particular situation, Apple is not a customer of Sprint.

FASB ASC 605-50-25-13 to 25-18 was developed to address situations in which the service provider provides incentives to third parties, such as a manufacturer or reseller, which are contractually linked to the benefit received by the service provider's end use customer. Accordingly, for situations in which Apple devices are not directly sourced by Sprint and subsequently sold to an end use customer, Sprint has applied the guidance from FASB ASC 605-50-25-13 to 25-18, which is based, in part, on certain elements of FASB ASC 605-50-25-1.

Although there are economic similarities between point-of-sale commissions paid to resellers in our distribution chain and commissions paid to Apple to reduce the price of Apple devices sold by Apple to Sprint end use customers, the authoritative guidance noted above by the Staff requires an assessment of the form (emphasis added) of the consideration to be provided to the service provider's (Sprint) customer. Although the substance of the transaction is similar to the point-of-sale commissions,

Securities and Exchange Commission
June 6, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

the form of the transaction is controlling, which is consistent with other instances in US GAAP in which form takes precedent. In particular, we direct the staff to paragraph 36 of Issue Summary No. 1, Supplement No. 1 dated June 15, 2006, in which View C, which formed a basis for the EITF's conclusion to Issue 06-1, stated the following:

View C proponents acknowledge that the economics are identical for a payment that is made directly to the customer versus a third-party manufacturer. However, View C proponents believe that Issue 01-9 is clear that only if cash is paid to the customer does the consideration get characterized as a reduction of revenue.

The form of the consideration associated with the transaction noted above results in a customer receiving a reduced price on a device purchased from a reseller (Apple), which is not deemed cash consideration, in accordance with FASB ASC 605-50-25-16:

If the form of the consideration is directed to be anything other than cash consideration, then the form of the consideration shall be characterized as other than cash consideration.

FASB ASC 605-50-25-17 further states:

Consideration paid by a service provider that results in a customer receiving a reduced price on equipment purchased from a manufacturer or reseller shall be characterized as other than cash consideration for purposes of applying this Subtopic.

Sprint's existing arrangement with Apple requires Sprint to make payments to reduce the price of devices sold to end use customers at the time of sale and these payments may not be offered as a post-sale rebate. Accordingly, the commission paid to the resellers (in this case, Apple) who purchase the iPhone directly from Apple and pass along the consideration to the end use customer in the form of a price reduction is considered to be “other than cash,” which is required to be classified as an expense rather than a reduction of revenue.

**********
In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

Securities and Exchange Commission
June 6, 2012

FOIA CONFIDENTIAL TREATMENT REQUESTED BY SPRINT NEXTEL
CORPORATION PURSUANT TO 17 C.F.R §200.83

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact me at 913-315-7600. Thank you for your attention to this matter.
Very truly yours,

/s/ Ryan H. Siurek
Ryan H. Siurek
Vice President and Controller
(Principal Accounting Officer)